Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

March 22, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: David Link

Re:	Schultze Special Purpose Acquisition Corp. II Amendment No. 1 to Form S-1 Filed March 18, 2021 File No. 333-254018

Dear Mr. Link:

On behalf of Schultze Special Purpose Acquisition Corp. II (the “Company”), we are hereby responding to the letter, dated March 19, 2021 (the “Comment Letter”), from the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on March 18, 2021. In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Commission, today.

For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Form S-1 filed March 18, 2021

Our Strategic Advisors, page 69

1.	We note the disclosure on page 69, that your advisors will fulfill some of the same functions as your board members. Please describe in greater detail how your advisors will fulfill those functions. In addition, such statement is inconsistent with the next sentence stating that they will not perform board or committee functions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 69 of Amendment No. 2 to clarify that the strategic advisors will not fulfill the functions of the board members.

* * *

United States Securities and Exchange Commission

Division of Corporation Finance

March 22, 2021

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 2 or the above response.

Sincerely yours,

/s/ Jason T. Simon
Jason T. Simon

cc:	Schultze Special Purpose Acquisition Corp. II
Alan I. Annex, Esq.